Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related prospectus of Hovnanian Enterprises, Inc. (the “Company”) for the registration of shares of its Class A common stock and to the incorporation by reference therein of our reports dated January 10, 2006 with respect to the consolidated financial statements of Hovnanian Enterprises, Inc., Hovnanian Enterprises, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Hovnanian Enterprises, Inc., included in its Annual Report (Form 10-K) for the year ended October 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
May 31, 2006